Exhibit 21

Subsidiaries of Registrant(1)

Subsidiary(2)

(Name under which subsidiary does business)State of Incorporation or Organization

FC-GEN Operations Investment LLCDelaware

Genesis Administrative Services LLCDelaware

Genesis Eldercare Rehabilitation Services LLC Delaware

GHC Holdings LLCDelaware

SHG Resources, LLCDelaware

Summit Care, LLCDelaware

SunBridge Healthcare LLCNew Mexico

(1) “Subsidiaries” for purposes of this Exhibit 21 include corporations, limited liability companies and limited partnerships directly or indirectly wholly owned by Genesis Healthcare, Inc.

(2)  Names of subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2015, are omitted.